Exhibit 99.1

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fax +27 11 562-0000
www.goldfields.com

Dear Shareholder

I am pleased to invite you to the extra-ordinary general meeting of the shareholders (“Shareholders”) of Gold Fields Limited (“Gold Fields”) that will be held at The JSE Building, One Exchange Square, Gwen Lane, Sandton, Johannesburg, South Africa, 2196 and by way of electronic communication on Tuesday, 22 November 2022 at 12:00 South African time (05:00 New York time) (the “General Meeting”).

The notice convening the General Meeting (the “Notice of General Meeting”) and the transaction circular (in which the Notice of General Meeting is incorporated) that is intended to provide you with all the relevant information regarding the Transaction (as defined below) (the “Transaction Circular”) so as to enable you to make an informed decision when considering, and voting on, the resolutions relating to the approval and implementation of the Transaction that are included in the Notice of General Meeting (the “Transaction Resolutions”) is available electronically at www.goldfields.com. A limited number of hard copies will be available on request at the registered address of Gold Fields at 150 Helen Road, Sandown, Sandton, 2196, South Africa, or at the offices of Merrill Lynch South Africa (Pty) Ltd t/a BofA Securities, the transaction sponsor for the Transaction, at the 3rd Floor, The Place, 1 Sandton Drive, Sandhurst, Sandton, 2196, South Africa. The Notice of General Meeting contains the details for electronic and in-person participation at the General Meeting, as well as the procedure applicable for voting and proxies.

At the General Meeting, the Chief Executive Officer of Gold Fields, Chris Griffith, will discuss certain matters relating to the proposed transaction in which Gold Fields will acquire all of the issued and outstanding common shares in the share capital of Yamana Gold Inc. (“Yamana”) in a share-exchange transaction on the terms and conditions outlined in the Transaction Circular (the “Transaction”), including the Transaction rationale. Together with the Gold Fields Board, he will also be available to address any queries that you may have relating to the Transaction Resolutions and matters before the meeting.

Gold Fields consistently invests to grow the value and quality of our portfolio and has most recently focused on the ongoing delivery of South Deep and the Salares Norte project. These assets will drive production growth over the next two to three years, placing Gold Fields in a position of relative strength in the near-term whilst the global gold sector faces systemic challenges of maturing assets and a decline in the quality of new gold discoveries. However, we are not immune from these issues in the medium term and a central focus of our strategy is to replenish our pipeline of value creation opportunities.

We believe Yamana represents a unique combination of asset quality, jurisdictional profile, extensive portfolio and growth optionality, ESG credentials and alignment to Gold Fields’ proven core competencies. Following an extensive and continuous review of internal and external opportunities, our Board and management team have unanimously recommended the implementation of the Transaction.

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director

Company Secretary: Anré Weststrate

We believe that the Transaction represents the acquisition of a world-class asset portfolio that will further establish Gold Fields as a leading gold producer at the forefront of the gold industry with comparable scale, liquidity, diversification and operating metrics to Major peers. The Transaction is a natural extension of Gold Fields’ existing strategy and expertise and combines two highly complementary portfolios in terms of geological, geographical and cash flow generation profiles to create a combination greater than the sum of its parts. As a result of the quality of the combined portfolio, the Transaction has the potential to drive strong near-term cash flow to support prioritising shareholder distributions and internally finance capital spend.

Having regard to the terms and conditions of the Transaction, the board is of the opinion that the terms of the Transaction are in the interests of Gold Fields and its Shareholders and, accordingly, unanimously recommends that all Shareholders vote in favour of the Transaction Resolutions as the directors intend to do in respect of their own Shares.

I would like to reiterate that the General Meeting is an important opportunity for all Shareholders to raise any questions on the Transaction Resolutions and matters before the General Meeting that they have, and the Board stands ready to engage with Shareholders at the General Meeting.

If you who wish to participate and/or vote at the General Meeting and are in doubt as to what action to take, please contact your broker, legal adviser, accountant, banker, other financial intermediary, or other professional adviser immediately. You may also contact our transfer secretaries, Computershare Investor Services Proprietary Limited, telephonically at +27 11 370 5000 or by email at proxy@computershare.co.za, as soon as possible.

Although voting will be permitted by way of electronic communication, Shareholders are strongly encouraged to submit votes by proxy before the General Meeting.

Before taking any action in connection with the Transaction Resolutions, you are advised to consider carefully the contents of the Circular in full (together with the information it specifically incorporates by reference) and to take action after only having done so.

The results of the votes cast on the resolutions at the General Meeting will be announced at the end of the General Meeting and, subsequently, via a SENS announcement that will be issued by Gold Fields after conclusion of the General Meeting.

Our Board looks forward to engaging with you at the General Meeting.

Yours sincerely,

_______________________________________________
YUNUS SULEMAN
CHAIRPERSON OF THE BOARD
GOLD FIELDS LIMITED
24 October 2022

Disclaimer

This document is not a substitute for the Transaction Circular and you should please carefully consider the entire Transactional Circular which contains all information on the Transaction. These materials are for information purposes only and are not intended to constitute, and should not be construed as, an offer to sell or a solicitation of any offer to buy or subscribe for any Shares. The Shares have not been and will not be registered under the United States Securities Act of 1933 (the “Securities Act”), or the securities laws of any state of the United States or any other jurisdiction, and any Shares issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a) (10) thereof and in accordance with applicable state securities laws. These materials include forward-looking statements, which are based on current expectations and projections about future events. Forward-looking statements may and often do differ materially from actual results. Any forward-looking statements reflect Gold Fields’ and/or Yamana’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions. Gold Fields expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in these materials whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. The release, publication, distribution, receipt or accessing of this letter may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this letter is circulated, published or distributed must inform themselves about and observe such restrictions.